                         Filed Pursuant to Rule 424(b)(2)
                             Registration No.  333-62861

Prospectus Supplement
(To Prospectus dated October 15, 1998)





                         $50,000,000

                  ASSOCIATES CORPORATION
                  OF NORTH AMERICA

            7% Senior Notes due February 10, 2009

     The Company will pay interest on the 7% Senior Notes due February 10, 2009 (the "Notes") issuable upon the exercise of outstanding warrants (the "Warrants") semiannually on May 15 and November 15 of each year, starting May 15, 1999, and at maturity. On September 14, 1989, the Company sold privately six Warrants, each Warrant entitling the holder to purchase $25,000,000 principal amount of 7% Ten-Year Senior Notes on any Business Day during the five-year period ending October 1, 1999 at a purchase price equal to 100% of the principal amount thereof. Pursuant to the exercise of Warrants, the Company has agreed to sell on February 10, 1999 $50,000,000 principal amount of the Notes to The Chase Manhattan Bank for the account of Pacific General Life Insurance Companies at a purchase price of 100% of their principal amount. The Company may not redeem the Notes prior to maturity.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The aggregate proceeds to the Company from such sales will be $50,000,000, before deducting expenses payable by the Company estimated at $30,000.



  The date of this Prospectus Supplement is February 5, 1999

                  DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes (referred to in the attached Prospectus as "Debt Securities") supplements the more general description of Debt Securities contained in the Prospectus. If there are any inconsistencies between the information in this section and the information in the Prospectus, the information in this section controls. Investors should read this section together with the information in the section called "Description of the Debt Securities" in the Prospectus. Any capitalized terms that are defined in the Prospectus have the same meanings in this section unless a different definition appears in this section. The Company qualifies the description of the Notes by reference to the Indenture.

General

     The Notes:

       *  will be senior debt of the Company;

       * will be issued as a separate series under the Indenture between the Company and the Trustee, The Chase Manhattan Bank ("Chase"), dated as of
          November 1, 1995;

       * will be limited in aggregate principal amount to $50,000,000;

       * will mature and become due and payable, at 100% of their principal amount together with any accrued and unpaid interest, on February 10, 2009;

       * will not be redeemable by the Company prior to maturity.

Interest

     The Notes will bear interest at the rate of 7% per annum. Interest will accrue from February 10, 1999 or from the most recent Interest Payment Date to which interest has been paid or provided for. The Company will make interest payments semiannually on May 15 and November 15 of each year, starting May 15, 1999 (each, an "Interest Payment Date") and at maturity. The Company will make interest payments to the person in whose name the Notes are registered at the close of business on the April 30 and October 31 before the next Interest Payment Date. If the Interest Payment Date is not a Business Day, payment of interest will be made on the next day that is a Business Day. "Business Day" means any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York.

Book-Entry System

     Upon issuance, the Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Concerning the Trustee

     Chase is the trustee for various other series of debt securities which the Company has issued under the Indenture. Additionally, Chase is the trustee for other debt securities which the Company issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank. The Company also uses Chase for other banking services in the normal course of its business.

Recent Development

     On January 6, 1999, Associates First Capital Corporation ("AFCC"), the Company's parent, purchased the assets and assumed the liabilities of Avco Financial Services, Inc. ("Avco"). In connection with the acquisition AFCC transferred substantially all of Avco's domestic finance operations to the Company.

                       PLAN OF DISTRIBUTION

     Pursuant to the exercise of two Warrants, the Company has agreed to sell to The Chase Manhattan Bank for the account of Pacific General Life Insurance Companies the "Purchaser"), and the Purchaser has agreed to purchase, $50,000,000 principal amount of the Notes hereby. The Purchaser has advised the Company that it is acquiring the Notes for its own account for the purpose of investment and has no present intention to distribute or sell the Notes.

  No dealer, salesperson or other person is authorized to
give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized
information or representations.  This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The
information contained in this prospectus is current as of
its date.
                      --------------------

                       TABLE OF CONTENTS
                     Prospectus Supplement

                                                        Page

Description of the Notes                                 S-2
Plan of Distribution                                     S-5
                           Prospectus

Available Information                                    2
Documents Incorporated
 by Reference                                            2
The Company                                              3
Application of Proceeds                                  3
Description of Debt Securities                           4
Description of Warrants                                  7
Plan of Distribution                                     8
Legal Opinions                                           9
Experts                                                  9

                          $50,000,000

ASSOCIATES CORPORATION
OF NORTH AMERICA
                             [LOGO]
                        7% Senior Notes
                      due February 10, 2009

                     PROSPECTUS SUPPLEMENT